SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 12, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated on July 12, 2011, the Company, as part of the ongoing review of improvements to the Master Agreement for the Exchange of Corporate Services between the Parties (as defined below) on June 30, 2004, amended on August 23, 2007, August 14, 2008, November 27, 2009 and March 12, 2010 (the “Master Agreement of Corporate Services”), has signed the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with Alto Palermo S.A. (APSA) and Cresud S.A.C.I.F. y A. (together with the Company, the “Parties”).

As is usual practice, the purpose of the new amendments are to generate a more efficient allocation of the corporate resources between the Parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the Parties activities, in order to decrease its impact on the operating results.

It should be noted that, notwithstanding the terms of the Master Agreement of Corporate Services, the Parties maintain their independence with regard to the adoption of its strategic and commercial decisions, and also it does not impair the effectiveness of the internal control systems and the internal and external audit tasks of each of the Parties

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: July 13, 2011.